Carroll & Carroll, P.C.

18101 Von Karman Avenue, Suite 330

Irvine, California 92612

August 28, 2013

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford

Re: Biolase, Inc.

Registration Statement on Form S-3 (File No. 333-190158)

Dear Mr. Mumford:

On behalf of our client, Biolase, Inc. (the “Company”), we are writing to you in connection with the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), on July 26, 2013 (the “Initial Registration Statement”), as amended by Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed with the Commission on August 13, 2013 (“Amendment No. 1”) and as further as amended by Pre-Effective Amendment No. 2 filed with the Commission on August 14, 2013 (“Amendment No. 2”). The Initial Registration Statement, as amended by Amendment Nos. 1 and 2 (and all future amendments) is referred to herein as the “Registration Statement.”

Per the request of the staff of the Commission (the “Staff”), this letter is being provided to provide a response to a comment contained in the Commission’s letter, dated August 23, 2013 with respect to the Amendment No. 2 (the “Second Comment Letter”). The text of the Staff comment is copied below in italics for your reference. The Company wishes to express its appreciation for the Staff’s review of this letter, and will shortly thereafter file an amendment to the Registration Statement, together with a response to all comments contained in the Second Comment Letter.

3. Please provide us your analysis of whether the operating and financial matters mentioned in the press release attached to your Form 8-K dated August 19, 2013 represent developments or are driven by trends that should be addressed in your prospectus per Item 11 of Form S-3.

Response: The Company does not believe that any material changes or trends in its affairs, as defined in Item 11 of Form S-3, have occurred since the end of the latest fiscal year that have not been described in a report on Form 10-Q or Form 8-K filed under the Securities Exchange Act of 1934 (the “Exchange Act”). Subsequent to the filing of the Company’s Quarterly Report on Form 10-Q with the Commission on August 9, 2013 (the “Second Quarter Form 10-Q”), management, in consultation with its finance and accounting department, completed its budget process for the second half of the fiscal year ending December 31, 2013. As a result of completing this process, management projected that estimated net cash used in operating activities would total between approximately $3.5 million to $4.5 million for the year ending December 31, 2013. This information was subsequently disclosed in a press release which and as an exhibit to a Current Report on Form 8-K, filed with the Commission on August 20, 2013 (the “August 20, 2013 Form 8-K”).

The information contained in the August 20, 2013 Form 8-K consists of estimates and projections that relate to guidance given by the Company. The day-to-day and overall general “affairs” of the Company have not changed in a material manner. The Company respectfully submits to the Commission that examples of a “material change in affairs” would be the discontinuation of one of the Company’s product lines or the closure of a manufacturing facility; events such as these have not occurred and the Company believes that clarifying its projections and estimates on cash used in its operating activities (which are, by their nature, no more than approximate, good faith judgments) do not rise to the level of material changes in the Company’s affairs.

With regard to whether the matters discussed in the August 20, 2013 Form 8-K represent a trend that could be “known” for the purposes of Item 303 of Regulation S-K, the Company cannot presently say whether this is a trend, as the second half of the 2013 fiscal year has not yet occurred and the business activities which drive the financial results for this future period therefore cannot be understood or interpreted to be a trend.

While the Company believes that there were no material changes in the Company’s affairs, as defined in Item 11 of Form S-3, that have not been described in a Form 10-Q or Form 8-K filed with the Commission under the Exchange Act since the end of the latest fiscal year, in order to address the Staff’s comment the Company would have considered incorporating by reference the information contained in the August 20, 2013 Form 8-K.

However, the August 20, 2013 Form 8-K was filed under Item 7.01 and was furnished and not filed for purposes of Section 18 of the Exchange Act and therefore not automatically incorporated by reference into a filing under the Securities Act or the Exchange Act, which would include the Registration Statement.

The Company would therefore respectfully submit that the matters mentioned in the August 20, 2013 Form 8-K should not be addressed in the prospectus under Item 11 of Form S-3. The Company is sensitive to the Staff’s comments, and in order to ensure that all pertinent information is addressed in the prospectus, would propose to include the following material in the Registration Statement following the fourth paragraph under the caption “ABOUT BIOLASE, INC.” which refers the investor to information furnished but not filed, which would include the material contained in the August 20, 2013 Form 8-K:

We have also furnished reports and documents that are deemed “not filed” under the securities laws. This information includes our estimates of future earnings and expected financial results and projections for current fiscal periods at the time the reports are made, as well as our presentations to investors. While this material is not incorporated by reference into this prospectus, it is nonetheless important information that you should consider.

Thank you for your consideration of the above response, and we welcome the Staff’s feedback. The Company respectfully requests the Staff’s assistance in completing its review of the above response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (949) 340-7375.

Very truly yours,

Carroll & Carroll, P.C.

By:

cc:	Russell Mancuso, SEC
Federico Pignatelli, Biolase, Inc.

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